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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Canadian Solar Inc.

(Exact name of registrant as specified in its charter)

Canada	001-33107	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

545 Speedvale Avenue West

Guelph, Ontario, Canada N1K 1E6

(Address of principal executive offices) (Zip Code)

Huifeng Chang, Chief Financial Officer
Tel: (86-519) 837-1881

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017.

Section 1.              Conflict Minerals Disclosure

Item 1.01.             Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Canadian Solar Inc. (“CSI”) is one of the world’s largest solar companies and leading vertically-integrated provider of solar power products, services and system solutions with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia.

CSI designs, develops, and manufactures solar ingots, wafers, cells, modules and other solar power products. CSI’s solar power products include standard solar modules and specialty solar products. CSI is incorporated in Canada and conducts most of its manufacturing operations in China and south-east Asia. CSI’s products include a range of solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. Specialty solar products consist of customized solar modules that CSI’s customers incorporate into their own products and complete specialty products, such as portable solar home systems. CSI sells our products primarily under our “Canadian Solar” brand name.

The disclosures herein for the reporting period from January 1, 2017 to December 31, 2017 are presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended. According to section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the definition in the Form SD and for the purposes of this assessment, conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten.

Description of Reasonable Country of Origin Inquiry

CSI has taken the following steps as part of its reasonable country of origin inquiry to determine whether the conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country:

•                  listed out the materials and equipment used during the production of its products;

•                  determined which conflict minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured by CSI (“necessary conflict minerals”);

•                  identified the suppliers whose products contained necessary conflict minerals (“Suppliers in Concern”);

•                  requested that Suppliers in Concern provide a statement on where they obtained their products and materials that contained conflict minerals and requested that they provide certificates of origin for these products and materials; and

•                  analyzed whether the necessary conflict minerals used by CSI during the reporting period may have originated from the Democratic Republic of the Congo or an adjoining country or whether they were from scrap or recycled sources.

CSI determined that during the reporting period, the only conflict mineral necessary to the functionality or production of products that it manufactures or contracts to be manufactured was tin. In the processing of solar modules, the company uses copper strip which is coated by tin. In addition, solder used in junction boxes and for other purposes contains tin. CSI has made inquiries with all its suppliers of tin-containing products about the source of the tin used in their products and further requested that these suppliers provide confirmation and supporting documentation of origin for the tin contained in their products. CSI does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Democratic Republic of the Congo or adjoining countries.

Determination

Based on CSI’s reasonable country of origin inquiry, CSI has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country.

Link in CSI’s Corporate Website

This specialized disclosure report on Form SD can be accessed on CSI’s investor relations website at http://investors.canadiansolar.com/sec-filings. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02.             Exhibit

Not applicable.

Section 2.              Exhibits

Item 2.01.             Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CANADIAN SOLAR INC.

By:	/s/ Huifeng Chang
Name:	Huifeng Chang
Title:	Senior Vice President and
Chief Financial Officer

Date: August 14, 2018